UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		2023	2022	Changes over 2022(%)	2022	Changes over 2022 (%)

Revenue	Amount	77.1	84.8	-9.1%	—	—
	Yearly Amount	—	—	—	—	—

Operating Profit	Amount	3.5	4.9	-28.6%	—	—
	Yearly Amount	—	—	—	—	—

Profit before Income Tax	Amount	2.6	4.0	-35.0%	—	—
	Yearly Amount	—	—	—	—	—
Profit	Amount	1.8	3.6	-50.0%	—	—
	Yearly Amount	—	—	—	—	—

Profit Attributable to Owners of the Controlling Company	Amount	1.7	3.1	-45.2%	—	—
	Yearly Amount	—	—	—	—	—

*

The above earnings information is composed based on K-IFRS (Korean International Financial ReportingStandards) and the independent auditors’ review is not finished. Therefore, the earnings information may change in the review process.

Global Eco-friendly Future Materials Provider Earnings Release 2023 January 31, 2024

2 / 18 Disclaimer This presentation was prepared and circulated to release the information regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the 4th quarter 2023. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of the auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and that are not historical facts, and are solely based on opinions and forecasts which are uncertain and subject to risks. Therefore, readers of this presentation shall be aware that forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accuracy and completeness of this presentation or of the information contained herein and does not assume any liability for the information described in this presentation.

3 / 18 Contents Consolidated Business Performance Major Business Activities Business Performance by Major Areas Appendix

4 / 18 Consolidated Business Performance Revenue and profits shrank due to declining steel market and key material price falls Income Financial Structure YoY YoY (KRW Billion, %) 18, 000 20. 00% 90, 000 20.00% 84,750 (KRW Billion, %) 76,332 16, 000 80, 000 77,127 △7,623 Revenue 15.00% 13.5% +4.0%p 15. 00% 14, 000 70, 000 EBITDA 12,806 OP Margin 10.00% 9.5% 12.1% 12, 000 10. 00% 60, 000 5.00% 10, 000 50, 000 5.7% △1.1%p +2,557 4.6% 6.5% 8,544 5.0 0% Net Debt Ratio 8,063 0.00% 7,355 8,0 00 40, 000 9,238 Operating Profit △1,189 -5.00% 5,506 6,0 00 0.0 0% 30, 000 3,585 Net Debt -10.00% 4,0 00 20, 000 4,850 -5.00% △1,319 3,531 2,0 00 10, 000 -15.00% 0 -10.00% 0 -20.00% 2021 2022 2023 2021 2022 2023 ※ 2023 Cumulative CAPEX : (Consolidated) KRW 8.6 tril. (Separated) KRW 1.4 tril. 【Before Inter-company Transaction Adjustment】 Revenue Operating Profit Net Income (KRW Billion) 2021 2022 2023 2021 2022 2023 2021 2022 2023 4Q 4Q 4Q Steel 66,737 70,650 63,539 15,419 8,440 3,236 2,557 346 6,647 1,712 1,241 △134 1) 39,920 42,695 38,972 9,376 6,650 2,295 2,083 263 5,181 1,126 1,180 17 POSCO 21,712 23,933 20,494 4,927 1,474 474 194 11 1,177 109 △137 △84 Overseas Steel 54,103 65,901 57,157 14,260 1,214 1,544 1,533 292 646 957 1,078 138 Green Infrastructure 2) 35,924 41,697 33,133 7,909 789 1,173 1,163 215 534 826 680 73 POSCO International 2) POSCO E&C 8,199 9,435 10,166 2,773 441 309 201 34 288 171 177 41 3) 2,089 3,389 4,822 1,154 113 144 △161 △169 112 109 △223 △256 Green Materials 2) 1,990 3,302 4,760 1,146 122 166 36 △74 134 122 4 △102 POSCO Future M 1) Separated 2) Consolidated, POSCO Energy result included in POSCO International 3) Inventory asset impairment of KRW 131 bil. recorded in 4Q reflecting the decrease in rices of lithium and other secondary battery materials (2023 annual : KRW 148 bil.)

Major Business Activities in 2023

5 / 18

Enhanced exectution capabilities by committing to eco-friendly future materials leadership and implementing growth roadmaps in each business sectors

Steel

1 Expanded High-grade NO production capacity

- Expansion of high-grade NO facilities by 300k tons (150k in '23.11, 150k in '24.4Q)
- Pursue to complete 400k tons capacity by '24, and a medium to long-term production system of 1 mil. tons

2 Prepared for a low-carbon steel production system

- Aim to commence operation of HyREX test equipment by '27 with Primetals, and established R&D center/HyREX project unit
- 2.5 mil.-ton EAF approved by the board('23.2), target to operate from '26

3 Established JV plant in China

- Completed Plant #1 with an annual capa. of 450k tons('23.10) through establishing a JV with HBIS for automotive steel production in China

Green Infrastructure

1 P-International and P-Energy merge to complete LNG value chain

- P-International merged with P-Energy, the official entity launched on '23.1.1.
- Completed LNG value chain and transitioned to eco-friendly energy business
- Increased investment in Senex, Austrailia

2 Built motor core plant in Mexico (CAPEX : 162 bil., CAPA: 1.5 mil. units)

- Completed the contract for a total supply of 10.38 mil. vehicles with Hyundai Motor Group(~'23.9)


P-Mobility Solution (Mexico)
Ramos Arizpe市

Green Materials

1 Accelerated in securing lithium production capacity

- Established the P-PLS #1 plant (capa. 21.5k tons), plan to complete a total production system of 43k tons of lithium hydroxide, compliant with the US IRA standard, by having #2 plant
- Schedule to complete a brine-type #1 plant by '24.2Q, started construction of #2 from '23.2H

2 Pursued JVs for nickel refining in Indonesia and domestic refining/precursor JVs

- Nickel refining JV in Indonesia: start construction in '23.9, schedule to complete in '25.2Q
- CNGR nickel regining/precursor JV : incorporation in '24.1, schedule to complete in '25.4Q

3 Pursued medium to long-term hydrogen PJTs for hydrogen reduction ironmaking

- POSCO Holdings-led global consortium acquired exclusive rights for development and operation of Green hydrogen business in Duqm, Oman for 47 years
  → aim to produce 220k tons by '30

6 / 18 Major Business Activities in 2023 ESG Enhanced ESG governance and responses to key issues to achieve positive external evaluation ▪ POSCO's Carbon Neutrality Roadmap▪ ESG performance managed through ▪ Group Safety Council governs E G S preventive index the Board and C-level apparatus - Establishing a goal: 30% reduction by '35 ▪ 3% reduction per ton of crude steel produced - Conduct quarterly ESG briefings to the - Lost-Time Injuries Frequency Rate (Consolidated) Board and ESG sessions attended by all against the baseline year(’17~’19 average) 0.54 0.74 Board members ) 2022 2023 KCGS SUSTAINALYTICS • ‘A+’ in overall assessment • Named 2024 Industry Top Rated Company - Category : [E] A, [S] A+, [G*] A+ - Risk score : ’22) 37.5 → ’23) 24.2* * ranks 3rd out of 791 evaluated companies (top 0.4%) * top 5% level among global steel groups ISS QualityScore MSCI ESG Research st • ‘1 Top rate (grade 1)’ QualityScores • Sustained ‘BBB’ rating. Score revised: 5.4 → 5.6 ┌ (E) : 1st → 1st - Significant improvement YoY ├ (S) : 2nd → 1st in Corporate Governance score └ (G) : 2nd → 1st (5.5 à 7.0)

Dividends and Dividend Record Date

7 / 18

2023 total dividend payout set to KRW 759 billion aligned to the Shareholder Return Policy

2023-2025 Shareholder Return Policy (announced in '23.4.27)

- Dividend reserve: 50-60% of annual free cash flow (FCF)
- Base dividend: KRW 10,000 per share
- After payment of the base dividend, remaining dividend reserve is used for additional shareholder return

End-of-Year Dividends for 2023 and Dividend Record Date

- '23 Total Dividend : KRW 759 billion (Dividend per share : KRW 10,000)
  - 1~3Q dividend: KRW 7,500 per share, 4Q year-end dividend: KRW 2,500 per share

  * FCF : Operating Cash Flow + Adjustment[1] – Investment[2]   ※ '23 FCF, separate : KRW 0.6 tril.

  [1] Net proceeds from divesting subsidiary stock to subsidiaries of POSCO Holdings

  [2] Tangible and intangible assets and equity investments, etc.
- '23 Dividend Record Date : '24.2.29
  - The determination of per-share dividend precedes the record date by one month in line with the new shareholder return program

※ '24.1Q Dividend record date : '24.3.31.

	'19	'20	'21	'22	'23
Total Dividend Amount (KRW Billion)	801	620	1,286	910	759
Dividend per Share (KRW)	10,000	8,000	17,000	12,000	10,000
※ Dividend Payout Ratio	43.7%	38.7%	19.4%	28.9%	44.7%

8 / 18 Business Performance by Major Areas Steel - POSCO · Production/Sales · Income - Overseas Steel · PT-KP · PZSS · P-Maharashtra · PY-VINA Green Infrastructure - POSCO International - POSCO E&C Green Materials - POSCO Future M

9 / 18 POSCO Production/Sales Income YoY YoY (KRW Billion, %) (KRW Billion, %) 16.7% Utilization 94.1% 50, 000 OP Margin 87.7% +3.6%p 15. 0% Rate* 84.1% 45, 000 42,695 90. 00% 40, 000 39,920 38,972 10. 0% △3,723 40, 000 80. 00% Revenue 38,264 5.4% Crude Steel 35, 000 70. 00% 38, 000 5.0% 90% △0.1%p 5.3% 40, 000 (k 30, 000 60. 00% +1,466 35,685 80% 0.0% 35,456 tons) 36, 000 25, 000 50. 00% 70% 6,650 38, 000 34,219 -5.0% 20, 000 40. 00% Product 60% 34, 000 33,143 +999 30. 00% 15, 000 36, 000 -10.0% 32,144 50% 20. 00% 10, 000 WTP 32, 000 40% 32.5% Operating Profit -15.0% 29.1% Sales Ratio** 34, 000 10. 00% +0.5%p 5,0 00 28.6% 2,295 2,083 △212 30% 30, 000 0.0 0% 0 -20.0% 20% 32, 000 2021 2022 2023 2021 2022 2023 10% * Utilization rate : Crude Steel Production / Crude Steel Capacity 30, 000 0% ** Non-prime and semi-product figures excluded in total sales volume ○ Due to worsening market situation, OP decreased despite the ○ Increased production after the recovery from the flood damage early recovery from the flood damage, 【Production volume by quarter】 - Sales Price(carbon steel, KRW Thousand/ton) : ’22) 1,147 → ’23) 1,022 (k tons) ‘23.1Q ’23.2Q ’23.3Q ‘23.4Q · ’23.1Q) 1,020 → 2Q) 1,067 → 3Q) 1,018 → 4Q) 984 QoQ - Major raw material input cost(carbon steel) : ’22) 100 → ’23) 84 Carbon Steel 7,913 8,012 7,985 8,017 +32 · ’22.4Q) average price = 100 → ’23.1Q) 87 → 2Q) 85 → 3Q) 79 → 4Q) 80 STS 391 470 393 379 △14 *Bloomberg, Guangzhou (tax incl.) 【HR price in China】 (U$/ton) ○ Mitigated the profit decrease through high-value added WTP 655 567 sales expansion, especially in the resilient automotive sector 608 510 - WTP sales volume : 9,199k tons (YoY +517k tons) ‘23.1월 ‘24.1월

10 / 18 Overseas Steel Subsidiaries PT. Krakatau POSCO Zhangjiagang STS (PZSS) Ÿ Despite the sluggish market conditions, the decline in OP mitigated through Ÿ Mitigated the decline in OP through cost optimization despite delayed cost reduction measures and increased domestic sales of HR economic recovery in China and increased competition from oversupply - Operating Profit : ’23.1Q) 53 → 2Q) 58 → 3Q) 39 → 4Q) 27 - Operating Profit : ’23.1Q) △53 → 2Q) △27 → 3Q) △9 → 4Q) △42 - HR Domestic share(%) : ’22) 71 → ’23) 82 - Sales Volume(k tons) : ’22) 1,100 → ’23) 1,003 YoY YoY 2,397 2,355 2,328 2,5 00 1 1 +69 3,8 50 0.9 3,275 3,275 0.9 2,0 00 0.8 3,3 50 Revenue △683 0.8 Revenue 2,592 0.7 2,8 50 0.7 1,5 00 0.6 2,3 50 0.6 0.5 0.5 1,8 50 1,0 00 0.4 0.4 1,3 50 0.3 0.3 850 Operating Pro 500fit 0.2 128 503 △44 Operating Profit 0.2 221 177 △71 350 (59) (130) 0.1 0.1 0 0 -150 0 (USD million) (USD million) 2021 2022 2023 2021 2022 2023 POSCO Maharashtra PY VINA • OP improved through cost reduction by diversifying supply chains and • Despite the decline in sales prices due to sluggish market conditions, cutting costs amidst global construction downturn profit increased from sales expansion in the automotive sector - Operating Profit : ’23.1Q) 12 → 2Q) 27 → 3Q) 8 → 4Q) 28 - Operating Profit : ’23.1Q) 5 → 2Q) 4 → 3Q) 1 → 4Q) 1 - Sales Price(YoY) : △16% - Sales Volume(k tons) : ’22) 400 → ’23) 381 YoY 1,467 1,479 YoY 414 1,350 1,4 00 357 400 △129 1,2 00 350 303 Revenue △54 Revenue 300 1,0 00 250 800 200 600 150 400 180 75 100 11 +36 180 35 39 5 Operating Profit +6 Operating Profit 200 50 0 0 (USD million) (USD million) 2021 2022 2023 2021 2022 2023

11 / 18 POSCO International Income Major Activities YoY ○ Global Business (’22) 538 → ’23) 490 (KRW Billion)) (KRW Billion) : Mitigated OP decline through expansion of sales in the +1.1%p 3.5% 60. 00% 2.8% U.S. and Japan, focusing on infrastructure PJTs 13, 500 50. 00% OP Margin 2.2% 41,697 • Steel : Expansion of sales of high-value added steel and products for 11, 500 40. 00% infrastructure PJTs 35,924 33,133 Revenue △8,564 9,5 00 • Agriculture : Decline in the domestic price of Indonesian palm oil(CPO) 30. 00% 7,5 00 *Crude palm oil price(U$/ton): ’22) 877 → ’23) 728 1,173 1,163 △10 20. 00% 5,5 00 • Mobility : Cost increase due to initial operation after completion of the 789 Operating Profit new motor core plant in Pohang 10. 00% 3,5 00 ○ Energy (’22) 635 → ’23) 673 (KRW Billion)) 1,5 00 0.0 0% 2021 2022 2023 : Profits increased by cost cuts from direct LNG imports * POSCO Energy included • E&P : OP decreased due to decreased sales of Myanmar - OP(KRW Billion) : ‘22) 350.6 → ‘23) 332.3 【Revenue by Business】 2022 2023 YoY Myanmar gas sales(Bcf) 189 178 △11 (KRW Billion) 2021 2022 2023 △ YoY Myanmar OP(KRW Billion) 349.8 344.9 4.9 Senex Energy sales(Bcf) 17.1 25.4 8.3 Global Business △ 32,462 36,376 28,782 7,594 Senex OP(KRW Billion) 38.9 39.6 0.7 (former Trading) • Power Generation : OP increased by cost cuts from direct LNG imports Energy 3,462 5,321 4,351 △970 - OP(KRW Billion) : ’22) 165.5→ ‘23) 188.0

12 / 18 POSCO E&C Income Major Activities (KRW Billion) ○ Revenue increased(KRW 0.7 tril.) due to new projects 13, 800 7.0 0% and speeding up the construction, while profits YoY 5.4% 11, 800 decreased(KRW 0.1 tril.) because of cost increase OP Margin 10,166 5.0 0% +731 9,435 9,8 00 • Plant : Revenue increased due to the commencement of large-scale 8,199 Revenue 3.0 0% 7,8 00 domestic projects and expedite overseas projects 3.3% +△1.3%p * BF repair in Pohang, brine-type lithium production plants in Argentina 5,8 00 2.0% 1.0 0% 441 • Infrastructure : Revenue increased due to accelerated progress in 3,8 00 309 large-scale projects in Poland and the Philippines, while OP decreased 201 -1.00% △108 1,8 00 Operating Profit due to rising cost -200 -3.00% • Construction : Revenue increased from Goyang and Songdo PJT, while 2021 2022 2023 OP decreased due to additional costs from the rise in material prices 【Revenue by Business】 ○ Orders: Recorded KRW 11 tril. (YoY +0.3) • Plant(KRW 2.5 tril., YoY △0.6) : Increased captive proportion (KRW Billion) 2021 2022 2023 - Brine-type lithium(Argentina 0.3/Yulchon 0.2), HyREX(0.2), etc. YoY • Infrastructure(KRW 0.9 tril., YoY +0.2): GTX-B(0.4), power distribution Plant 1,839 2,535 3,325 +790 system in Pyeongtaek(0.2), etc. Infrastructure 841 1,354 1,602 +248 • Construction(KRW 7.6 tril., YoY +0.7) : Acquired urban development Construction 4,339 4,235 4,712 +477 and large-scale projects contracts Consolidated - Asan(0.6), Uijeongbu(0.5), Bangbae(0.4), etc. 1,180 1,311 527 △784 subsidiaries

13 / 18 POSCO Future M Income Major Activities YoY 4,760 +1,458 (KRW Billion) 5,0 00 7.0 0% ○ Cathode : High-priced new product (N86) sales 6.1% 4,5 00 6.0 0% • With the initiation of N86 sales (incl. single crystal) to Ultium, sales volume OP Margin 4,0 00 5.0% increased(YoY +44%) with the price increase(YoY +28%) 5.0 0% 3,5 00 * N86 sales proportion : ’22) 0% → ’23) 42% 3,0 00 3,302 4.0 0% • An inventory valuation loss of KRW 75 billion recognized due to the 2,5 00 1,990 3.0 0% continued decline in lithium prices(YoY △44%); and OP decreased due to 2,0 00 166 1,5 00 the lagging effect of input-sales timing Revenue 122 2.0 0% 1,0 00 △130 36 1.0 0% ○ Anode : Increased sales of low swelling natural graphite Operating Profi 500t 0.8% △4.2%p • Despite the sales increase to new customers*, overall sales declined 0 0.0 0% 2021 2022 2023 (YoY △4%) due to a slowdown in EV growth *Panasonic, Ultium cells, etc. • Increased in average sales price(YoY+6%) due to sales expansion of 【Revenue by Business】 high-priced low swelling natural graphite • Anticipate binding contracts with new customers in ’24 (KRW Billion) 2021 2022 2023 YoY ○ Materials : Improved profitability in Quicklime/Chemical Cathode materials 678 1,722 3,136 +1,414 due to increased sales of limestone and rising oil prices Anode materials 174 216 226 +10 • Quicklime : Increased sales volume and price due to POSCO’s increased steel production Refractories 463 552 541 △11 • Chemical : Improved profitability through improved margins Quicklime/Chemical 675 812 857 +45 • Refractories : Increased profits due to an increase in large-scale repair

14 / 18 Appendix Progress in Battery Materials Business Construction Summarized Income Statement Summarized Balance Sheet Summarized Cash Flow Statement

15 / 18

Progress in Battery Materials Business Construction

Material	Cpmpany	PJT	~ '22.E	'23.	'24	'25
Lithium	P-Argentina	Phase I of Brine	Construction (Plant 1. '22.10, Plant 2. '22.12)	Construction of factory/pond (1Q); Plant electricals (Plant 1. '23.4); Plant electricals (Plant 2. '23.5)	Completion ('24.2Q)	
Lithium	P-Argentina	Phase II of Brine (UP)	Approval ('22.10)	Construction ('23.6.)	Plant electricals (2Q)	Completion ('25.2Q)
Lithium	P-Lithium Solution	Phase II Brine (DOWN)	Approval ('22.10); Incorporation ('22.12)	Construction ('23.6)	Plant electricals (2Q)	Completion ('25.2Q)
Lithium	P-Pilbara Lithium Solution	Lithium Ore	Construction (No.2 '22.8, No.1 '22.11)	POSCO type plant electricals ('23.1); HQ/Sub Center Completion ('23.3); Conventional type plant electricals ('23.4); POSCO type (No.1) Completion ('23.11)	Conventional type (No.2) Completion (2Q)	
Nickel	SNNC	Iron removal	Construction ('22.6); Construction of Electricity ('22.12)		Completion ('24.1)	
Nickel	POSCO	Nickel Refining	Construction ('22.10)	Plant electricals (Extraction Facility) ('23.3); Plant electricals (Leaching Facility) ('23.6)	Completion (1Q)	
Nickel	Indonesia JV	Smelting (Matte)		Approval ('23.4); Equity Acquisition/ Construction ('23.9)		Completion (2Q)
Nickel	P-CNGR Nickel Solution	Nickel Refining		Approval ('23.5)	Incorporation (1Q); Construction (2Q)	Completion (4Q)
Next Generation	P-Silicon Solution	SiOx		Approval ('23.1); Construction ('23.6); Plant electricals ('23.9)	Completion of Downstream Plant (1Q); Completion (3Q)

16 / 18 Summarized F/S Consolidated Income Statement (KRW Billion) 2021 2022 2023 YoY Revenue 76,332 84,750 77,127 △7,623 Gross Profit 11,881 7,649 6,417 △1,233 (Gross Margin) (15.6%) (9.0%) (8.3%) (△0.7%p) SG&A 2,643 2,799 2,886 +86 Operating Profit 9,238 4,850 3,531 △1,319 (Operating Margin) (12.1%) (5.7%) (4.6%) (△1.1%p) Profit Before Income Tax 9,416 4,014 2,635 △1,379 Net Profit 7,196 3,560 1,846 △1,715 Net Profit in Controlling Interest 6,617 3,144 1,698 △1,446 EBITDA 12,806 8,544 7,355 △1,189 (EBITDA Margin) (16.8%) (10.1%) (9.5%) △0.6%p EPS (KRW) 95,152 46,942 24,326 △22,616 Weighted Average of Outstanding Shares 75,626 75,849 75,876 +27 [Thousands)

17 / 18 Summarized F/S Consolidated Balance Sheet (KRW Billion) 2021 2022 2023 YoY Current Assets 46,622 47,650 46,212 △1,438 Cash Balance* 18,156 18,800 17,907 △893 Accounts Receivable 10,062 9,770 11,015 1,245 Inventories 15,215 15,472 13,826 △1,647 Non-Current Assets 44,850 50,757 54,733 3,976 Tangible Assets 29,597 31,781 35,206 3,425 Intangible Assets 4,166 4,839 4,715 △124 Other LT Financial Assets 2,120 2,333 2,708 375 Total Assets 91,472 98,407 100,945 2,538 Liabilities 36,667 40,149 41,281 1,132 Current Liabilities 21,084 23,188 21,861 △1,327 Non-Current Liabilities 15,583 16,961 19,420 2,459 ※ Total Interest Bearing Debt 21,741 24,306 25,970 1,664 Shareholders’ Equity 54,805 58,257 59,664 1,407 Controlling Interest 50,427 52,512 54,181 1,669 Net Debt 3,585 5,506 8,063 2,557 Net Debt to Equity (%) 4.0%p 6.5% 9.5% 13.5% * Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

18 / 18 Summarized F/S Consolidated Cash Flow Statement (KRW Billion) 2022 2023 Ⅰ. Operating Activities 6,187 5,881 1. Net Profit 3,560 1,846 2. Depreciation and Amortization 3,694 3,823 3. Changes in Accounts Receivable, Accounts Payable, etc. △1,067 212 Ⅱ. Investing Activities △4,220 △7,127 1. Financial Instruments Disposition(Acquisition) 2,030 394 2. Tangible Asset Disposition(Acquisition), etc. △6,250 △7,521 Ⅲ. Financing Activities 1,319 △153 1. Increase in Borrowings(Decrease) 2,180 842 2. Dividends Paid, etc. △861 △995 Ⅳ. Others △9 17 Ⅴ. Net Increase/Decrease in Cash and Cash Equivalents 3,277 △1,382 1. Cash and Cash Equivalents, Beginning of Period 4,776 8,053 2. Cash and Cash Equivalents, End of Period 8,053 6,671

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: January 31, 2024	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President